Filed by: Telemar Participações S.A.
Filed Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement No 333-133992
We have filed a registration statement on Form F-4 (including the prospectus contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectus in that registration statement on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the transactions referred to below. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or TNL’s investor relations website at www.telemar.com.br/ri . Alternatively, we will arrange to send you the prospectus contained in the registration statement on Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.

TELE NORTE LESTE	TELEMAR NORTE
PARTICIPAÇÕES S.A.	LESTE S.A.
CNPJ/MF Nº 02.558.134/0001-58	CNPJ/MF Nº 33.000.118/0001-79
NIRE Nº 33 3 0026253 9	NIRE Nº 33 300 152 580
Public Company	Public Company
TELEMAR
PARTICIPAÇÕES SA.
CNPJ/MF N° 02.107.946/0001-87
NIRE 3330016601-7
Public Company
Telemar Sets Date For Extraordinary Shareholders’ Meeting To Vote
On Proposed Restructuring
Rio de Janeiro, September 27, 2006 — The companies Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNL”, Bovespa: TNLP3, TNLP4; NYSE: TNE) and Telemar Norte Leste S.A. (“Tmar”, Bovespa: TMAR3, TMAR5, TMAR6), collectively referred to herein as “Telemar Companies”, today announced that TNL has called an extraordinary shareholders’ meeting for November 13, 2006 at 10:00 AM, local time, at TNL’s principal executive offices at Rua Humberto de Campos 425, Rio de Janeiro, Brazil.
At the TNL extraordinary shareholders’ meeting, TNL’s preferred shareholders (including TNL ADS holders voting through the Bank of New York, as depositary) will consider and vote upon a corporate transaction under Brazilian corporate law known as an incorporação de ações (the “stock swap”), which is part of the overall restructuring originally announced on April 17, 2006.
Overview of Restructuring
The objective of the proposed corporate restructuring is to simplify the shareholding structure of the Telemar Companies (currently distributed among three companies with an aggregate of six different classes of shares) by creating one combined entity, TmarPart. Upon the completion of all of the steps contemplated in the proposed corporate restructuring, only one series of TmarPart common shares will be traded on the New Market segment (“Novo Mercado”) of the São Paulo Stock Exchange (“Bolsa de Valores de São Paulo or BOVESPA” ) and in the form of ADRs on the New York Stock Exchange (“NYSE”). If the corporate restructuring of the Telemar Companies is successfully completed, a proposal will be made to change TmarPart’s name to “Oi Participações S.A.” The stock swap is the first step in the overall restructuring plan.

Mr. Luiz Eduardo Falco, CEO of Telemar Companies, said, “Despite being the largest integrated telecom operator in Latin America, with the best balance of cash flow and growth businesses in mobile and broadband, Telemar is trading at a deep discount to its peers. Telemar’s proposed restructuring meets every significant demand presented by shareholders in recent years related to our governance, and we are confident that it will result in a revaluation of the company for the benefit of all shareholders.”
Benefits of the Corporate Restructuring
The Board of Directors believes that restructuring Telemar Companies into one company will unlock greater value for all shareholders through strengthening the fundamentals, capital structure, and valuations of the businesses of the Telemar Companies. Key benefits include the following:
•	Relinquishment of control by TmarPart’s current shareholders in favor of conferring voting rights to all shareholders following the stock swap (1 share = 1 vote), including the extension of 100% tag-along rights to all shareholders;

•	Obligation to make a public offer for the acquisition of shares to all other shareholders, in case of an acquisition of shares greater than 20% by any shareholder or group of shareholders;

•	Adoption of enhanced corporate governance standards as established under the Novo Mercado listing requirements — the highest criteria in Brazil;
•	Creation of a board of directors composed of 11 members, a majority of which will be independent;

•	Limitation on the number of votes that may be exercised by the same shareholder or group of shareholders to 10% of the capital stock, regardless of the number of shares held;
•	Increased share liquidity resulting from the grouping of all shareholders of the Telemar Companies into a single company and one class of shares;

•	New market capitalization and concentrated liquidity should increase the stock’s index weighting, making Telemar the largest publicly listed corporation in Brazil;

•	Creation of a defined distribution policy that should result in a more efficient use of capital:
•	The payment of cash to shareholders in respect of the 2006 and 2007 fiscal years of R$3 billion;

•	Thereafter, the distribution 80% of free cash flow, always in accordance with TmarPart’s financial stability and the operational results in such years;
•	Improved access to the equity markets will increase capacity to raise financing resources generally;

•	Simplified corporate structure will result in reduction of operating and financial costs;

•	More efficient capital structure will allow greater flexibility in the future, including potential acquisition transactions using the Company’s stock as currency.

Exchange Ratio for Existing Shareholders
Telemar Companies’ management can confirm that the exchange ratios will be maintained as previously disclosed. The exchange ratios were determined by management, based on discussions with advisors, as well as the information contained in the Corporate Restructuring Valuation Report prepared by N M Rothschild & Sons (Brasil) Ltda.
Mr. Falco said: “In recommending the corporate restructuring, the Board of Directors of TNL has determined that the overall benefit to TNL’s common and preferred shareholders is significant and the valuation ratio fairly and appropriately reflects these benefits.”
A full summary of the proposed corporate restructuring and valuation ratios is available in the F-4 prospectus filed with the SEC.
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For more information, please contact:
INVESTOR RELATIONS
Email: invest@telemar.com.br
Roberto Terziani, (55 21) 3131-1208
Carlos Lacerda, (55 21) 3131-1314
MacKenzie Partners, Inc.
1-800-322-2885 or 1-212-929-5500
Jeanne Carr
jcarr@mackenziepartners.com
Simon Coope
scoope@mackenziepartners.com
Global Consulting Group
Lauren Puffer, 1-646-284-9404
lpuffer@hfgcg.com
MEDIA
Brunswick Group
Email: telemar@brunswickgroup.com
Nina Devlin, 1-212-333-3810
Stan Neve, 1-212-333-3810
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